Pricing Supplement (To Prospectus dated November 4, 2016, Series A Prospectus Supplement dated November 4, 2016 and Product Supplement STOCK-1 dated November 30, 2016) Dated June 15, 2018	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

$2,131,000

BofA Finance LLC

Contingent Income Issuer Callable Notes Linked to the Common Stock of Microsoft Corporation, due June 18, 2020

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TEZ0.
•	The notes are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount at maturity.
•	The notes will mature on June 18, 2020, unless previously called.
•	The payments on the notes will depend on the performance of the common stock of Microsoft Corporation (the “Underlying Stock”).
•	If, on any quarterly Observation Date, the Observation Value of the Underlying Stock is greater than or equal to the Threshold Value, we will pay a Contingent Coupon Payment of $21.25 per $1,000 in principal amount (a rate of 2.125% per quarter, or 8.50% per annum) on the applicable Contingent Payment Date (each as defined below).
•	We have the right to redeem all, but not less than all, of the notes on any Call Date at 100% of the principal amount, together with the relevant Contingent Coupon Payment, if payable. The “Call Date” will be each Contingent Payment Date beginning on December 20, 2018 and ending on March 19, 2020. No further amounts will be payable following an early redemption.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Underlying Stock. If the notes are not redeemed prior to maturity, the Redemption Amount will be determined as follows:
•	If the Ending Value of the Underlying Stock is greater than or equal to the Threshold Value, the Redemption Amount will equal the principal amount plus the final Contingent Coupon Payment.
•	If the Ending Value of the Underlying Stock is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Underlying Stock from its Starting Value. In that case, the Redemption Amount will be less than 80% of the principal amount and could be zero.
•	The “Threshold Value” is 80% of the Starting Value.
•	The “Observation Dates” will be September 17, 2018, December 17, 2018, March 15, 2019, June 17, 2019, September 16, 2019, December 16, 2019, March 16, 2020 and June 15, 2020, subject to postponement as described in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” of product supplement STOCK-1.
•	The “Contingent Payment Date” will be the third business day following the relevant Observation Date, as set forth below.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of June 15, 2018 (the “pricing date”) is $967.60 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-18 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	100.00%	$2,131,000.00
Underwriting Discount	1.75%	$ 37,292.50
Proceeds (before expenses) to BofA Finance	98.25%	$2,093,707.50

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on June 20, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-8
DESCRIPTION OF THE NOTES	pS-12
THE UNDERLYING STOCK	pS-15
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST	pS-17
STRUCTURING THE NOTES	PS-18
VALIDITY OF THE NOTES	pS-18
U.S. FEDERAL INCOME TAX SUMMARY	pS-19

 SUMMARY

The Contingent Income Issuer Callable Notes Linked to the Common Stock of Microsoft Corporation, due June 18, 2020 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other senior unsecured debt, and the related guarantee will rank equally with all of BAC’s other senior unsecured debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Unless earlier called, the notes will mature on June 18, 2020.

If, on any quarterly Observation Date, the Observation Value is greater than or equal to the Threshold Value, we will pay a Contingent Coupon Payment of $21.25 per $1,000 in principal amount (a rate of 2.125% per quarter, or 8.50% per annum) on the applicable Contingent Payment Date. Prior to the maturity date, on each Contingent Payment Date beginning on December 20, 2018 and ending on March 19, 2020, we have the right to redeem all, but not less than all, of the notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment, if payable. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, and if the Ending Value is greater than or equal to the Threshold Value, at maturity you will receive the principal amount plus the final Contingent Coupon Payment. If the Ending Value of is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Underlying Stock from its Starting Value. In that case, the Redemption Amount will be less than 80% of the principal amount. The notes are not traditional debt securities and it is possible that the notes will not pay any Contingent Coupon Payments, and you may lose some or all of your principal amount at maturity.

Any payments on the notes, including any Contingent Coupon Payments, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlying Stock. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-18.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately two years, if not previously called.
Pricing Date:	June 15, 2018
Issue Date:	June 20, 2018
Maturity Date:	June 18, 2020
Underlying Stock:	The common stock of Microsoft Corporation (Bloomberg symbol: MSFT). See the section entitled “The Underlying Stock” beginning on page PS-15 of this pricing supplement.
Threshold Value:	80.10, which is 80% of the Starting Value, rounded to two decimal places.

Contingent Coupon Payment:	If, on any Observation Date, the Observation Value is greater than or equal to the Threshold Value, we will pay a Contingent Coupon Payment of $21.25 per $1,000 in principal amount (a rate of 2.125% per quarter or 8.50% per annum) on the applicable Contingent Payment Date.
Observation Dates:	September 17, 2018, December 17, 2018, March 15, 2019, June 17, 2019, September 16, 2019, December 16, 2019, March 16, 2020 and June 15, 2020, subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.”
Contingent Payment Dates:	September 20, 2018, December 20, 2018, March 20, 2019, June 20, 2019, September 19, 2019, December 19, 2019, March 19, 2020 and the maturity date, subject to postponement if the applicable Observation Date is postponed as described above, or if a scheduled Contingent Payment Date is not a business day.
Optional Early Redemption:	On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Payment:	The sum of the principal amount plus the applicable Contingent Coupon Payment, if payable.
Call Dates:	The quarterly Contingent Payment Dates beginning on December 20, 2018 and ending on March 19, 2020
Redemption Amount:

If the notes have not been called prior to maturity, the Redemption Amount per note will be:

a) if the Ending Value is greater than or equal to the Threshold Value: $1,000 + the final Contingent Coupon Payment

b) if the Ending Value is less than the Threshold Value: $1,000 + ($1,000 x Underlying Return of the Underlying Stock). In that case, the Redemption Amount will be less than 80% of the principal amount and could be zero.

Starting Value:	100.13
Observation Value:	The Closing Market Price of the Underlying Stock on the applicable Observation Date, multiplied by the Price Multiplier as of that day.
Ending Value:	The Closing Market Price of the Underlying Stock on the final Observation Date, multiplied by the Price Multiplier as of that day.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described in the product supplement under “Description of the Notes—Anti-Dilution Adjustments.”
Underlying Return:
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement STOCK-1 dated November 30, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516780826/d304271d424b2.htm
•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The table below illustrates hypothetical payments on the notes at maturity based on a $1,000 investment in the notes for a range of Ending Values of the Underlying Stock and assumes that the notes have not been called by the issuer prior to maturity.

The table is based on a hypothetical Contingent Coupon Payment of $21.25 per note, a hypothetical Starting Value of $100, a hypothetical Threshold Value of $80 (80% of the Underlying Stock’s hypothetical Starting Value) and assumes that the Price Multiplier of 1 will not change during the term of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values, Observation Values and Ending Values of the Underlying Stock, whether the notes are called prior to maturity, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below.

Ending Value	Underlying Stock Return	Redemption Amount per Note(1)	Total Rate of Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
$0.00	-100.00%	$0.00	-100.00%
$20.00	-80.00%	$200.00	-80.00%
$40.00	-60.00%	$400.00	-60.00%
$60.00	-40.00%	$600.00	-40.00%
$80.00(2)	-20.00%	$1,021.25	2.125%
$85.00	-15.00%	$1,021.25	2.125%
$90.00	-10.00%	$1,021.25	2.125%
$95.00	-5.00%	$1,021.25	2.125%
$100.00(3)	0.00%	$1,021.25	2.125%
$110.00	10.00%	$1,021.25	2.125%
$120.00	20.00%	$1,021.25	2.125%
$140.00	40.00%	$1,021.25	2.125%
$160.00	60.00%	$1,021.25	2.125%
$180.00	80.00%	$1,021.25	2.125%
$200.00	100.00%	$1,021.25	2.125%
(1)	If the Ending Value is less than the Threshold Value, the Redemption Amount per note will equal: $1,000 + ($1,000 x the Underlying Return of the Underlying Stock). The “Underlying Return” will be equal to the Redemption Amount per note will equal:

$1,000 + ($1,000 x the Underlying Return of the Underlying Stock)

In this case, the Redemption Amount will be less than 80% of the principal amount of the notes, and you will lose more than 20% and up to 100% of your principal.

The “Underlying Return” will be equal to .

(2)	This is the hypothetical Threshold Value.
(3)	The hypothetical Starting Value of $100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value of the Underlying Stock is 100.13.

Total Contingent Coupon Payments

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000 in principal amount over the term of the notes, based on the Contingent Coupon Payment of $21.25 per note, depending on how many Contingent Coupon Payments are payable prior to early redemption or maturity. Depending on the performance of the Underlying Stock, you may not receive any Contingent Coupon Payments during the term of the notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
8	$170.00
7	$148.75
6	$127.50
5	$106.25
4	$85.00
3	$63.75
2	$42.50
1	$21.25
0	$0.00

risk factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value is below the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Underlying Stock is less than its Starting Value. In that case, you will lose all or a substantial portion of your principal.

Your return on the notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the notes. Your return on the notes is limited to the Contingent Coupon Payments paid over the term of the notes, regardless of the extent to which the Ending Value exceeds the Threshold Value or the Starting Value. Similarly, the Redemption Amount payable at maturity or the Early Redemption Payment payable upon a call will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value exceeds the Starting Value or Threshold Value.

In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or distributions made on them.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any such Call Date and we may or may not exercise this option for any reason. Because of this early redemption option, the term of your notes could be anywhere between one year and four years. If your notes are redeemed early, you will not have the right to receive any future Contingent Coupon Payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the Early Redemption Payment at a comparable return for a similar level of risk.

You may not receive any Contingent Coupon Payments. The terms of the notes differ from those of ordinary debt securities in that they do not provide for the regular periodic payments of interest. Instead, investors in the notes will not necessarily receive Contingent Coupon Payments on the notes. If an Observation Value is less than the Threshold Value on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value is less than the Threshold Value on all the Observation Dates during the term of the notes, you will not receive any Contingent Coupon Payment during the term of the notes, and will not receive a positive return on the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of how the Underlying Stock performs. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by BAC. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from BAC and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by BAC, and that guarantee will rank equally with all other senior unsecured obligations of BAC.

The public offering price you pay for the notes exceeds the initial estimated value. The estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but none of us, the Guarantor or any selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the price of the Underlying Stock other than on the Observation Dates. Changes in the price of the Underlying Stock during the term of the notes other than on the Observation Dates will not affect the amount of payments on the notes. The calculation agent will determine whether each Contingent Coupon Payment is payable and calculate the Redemption Amount, by comparing only the Starting Value or the Threshold Value to the Observation Value or the Ending Value. No other price of the Underlying Stock will be taken into account. As a result, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the price of the Underlying Stock has increased at certain times during the term of the notes before decreasing to a value that is less than the Threshold Value as of the final Observation Date.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including the selling agents, may buy or sell shares of the Underlying Stock, or futures or options contracts on the Underlying Stock, or other listed or over-the-counter derivative instruments linked to the Underlying Stock. We, the Guarantor and any of our other affiliates, including the selling agents, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including the selling agents or others on their behalf (including for the purpose of hedging anticipated exposures), may affect the value of the Underlying Stock. Consequently, the value of the Underlying Stock may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including the selling agents, may also engage in hedging activities that could affect the value of the Underlying Stock on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including the selling agents, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, the selling agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agents, may engage in trading activities related to the Underlying Stock that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including the selling agents, also may issue or underwrite other financial instruments with returns based upon the Underlying Stock. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agents, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Underlying Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including the selling agents, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the Underlying Stock. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as contingent income-bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*    *    *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other senior unsecured debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option. We have the right to redeem the notes, as discussed in more detail in this document.

If any scheduled Contingent Payment Date, including the maturity date, is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Contingent Coupon Payment

If, on any Observation Date, the Observation Value is greater than or equal to the Threshold Value, we will pay the Contingent Coupon Payment on the applicable Contingent Payment Date.

The “Contingent Coupon Payment” will be $21.25 per note (a rate of 2.125% per quarter or 8.50% per annum).

The “Threshold Value” (which is 80% of the Starting Value) is set forth on page PS-3 above.

The “Observation Dates” will be September 17, 2018, December 17, 2018, March 15, 2019, June 17, 2019, September 16, 2019, December 16, 2019, March 16, 2020 and June 15, 2020, subject to postponement as described in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” of product supplement STOCK-1.

The “Contingent Payment Dates” will be September 20, 2018, December 20, 2018, March 20, 2019, June 20, 2019, September 19, 2019, December 19, 2019, March 19, 2020 and the maturity date, subject to postponement if the applicable Observation Date is postponed as described above, or if a scheduled Contingent Payment Date is not a business day.

For so long as the notes are held in book-entry only form, we will pay the Contingent Coupon Payment to the persons in whose names the notes are registered at the close of business one business day prior to each Contingent Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including the final Contingent Coupon Payment with respect to the final Observation Date, if payable, will be paid to the persons in whose names the notes are registered on the maturity date.

Optional Early Redemption

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the Contingent Coupon Payment with respect to the applicable Call Date, if payable.

The “Call Dates” will be the quarterly Contingent Payment Dates beginning on December 20, 2018 and ending on March 19, 2020.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value is greater than or equal to the Threshold Value, the Redemption Amount will equal the principal amount plus the Contingent Coupon Payment with respect to the final Observation Date.
•	If the Ending Value is less than the Threshold Value, the Redemption Amount per note will equal:

$1,000 + ($1,000 x the Underlying Return of the Underlying Stock)

In this case, the Redemption Amount will be less than 80% of the principal amount of the notes, and you will lose more than 20% and up to 100% of your principal.

The “Underlying Return” will be equal to .

The “Price Multiplier” will be 1, subject to adjustment for certain corporate events relating to the Underlying Stock described in the product supplement under “Description of the Notes—Anti-Dilution Adjustments.”

Determining the Starting Value, the Observation Value and the Ending Value

The “Starting Value” is set forth on page PS-4 above.

The “Observation Value” will be the Closing Market Price on the applicable Observation Date, multiplied by the Price Multiplier as of that day.

The “Ending Value” will be the Closing Market Price on the final Observation Date, multiplied by the Price Multiplier as of that day.

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.”

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities — Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the final Observation Date were the third trading day prior to the date of acceleration. We will also determine whether the final Contingent Coupon Payment is payable based upon the price of the Underlying Stock on that day; any such final Contingent Coupon Payment may be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the company issuing the Underlying Stock (the “Underlying Company”) is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, the Guarantor, MLPF&S or any of our other affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning an Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

Microsoft Corporation

Microsoft Corporation is a technology company that operates worldwide in over 190 countries. Microsoft Corporation develops, licenses, and supports a wide range of software products, services, and devices. The Underlying Stock trades on the NASDAQ Global Select Market under the symbol “MSFT”.

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

2008
First Quarter	35.37	26.99
Second Quarter	31.80	27.12
Third Quarter	28.13	24.57
Fourth Quarter	26.48	17.53
2009
First Quarter	20.76	15.15
Second Quarter	24.07	18.61
Third Quarter	25.94	22.39
Fourth Quarter	31.39	24.64
2010
First Quarter	31.10	27.72
Second Quarter	31.39	23.01
Third Quarter	26.33	23.16

Fourth Quarter	28.30	23.91
2011
First Quarter	28.87	24.78
Second Quarter	26.71	23.71
Third Quarter	28.08	23.98
Fourth Quarter	27.31	24.30
2012
First Quarter	32.85	26.77
Second Quarter	32.42	28.45
Third Quarter	31.45	28.63
Fourth Quarter	30.03	26.37
2013
First Quarter	28.605	26.46
Second Quarter	35.67	28.56
Third Quarter	36.27	31.15
Fourth Quarter	38.94	33.01
2014
First Quarter	40.99	34.98
Second Quarter	42.25	39.06
Third Quarter	47.52	41.67
Fourth Quarter	49.61	42.74
2015
First Quarter	47.59	40.40
Second Quarter	49.155	40.29
Third Quarter	47.58	40.47
Fourth Quarter	56.55	44.61
2016
First Quarter	55.48	49.28
Second Quarter	56.46	48.43
Third Quarter	58.30	51.16
Fourth Quarter	63.62	56.92
2017
First Quarter	65.86	62.14
Second Quarter	72.52	64.95
Third Quarter	75.44	68.17
Fourth Quarter	86.85	74.26
2018
First Quarter	96.77	85.01
Second Quarter (through the pricing date)	102.49	64.95

SupplementAL Plan of Distribution; Role of MLPF&S

and Conflicts of Interest

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this document as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement STOCK-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin llp, New York, New York, is acting as counsel to MLPF&S and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin llp.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as contingent income-bearing single financial contracts linked to the Underlying Stock and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin llp, it is reasonable to treat the notes as contingent income-bearing single financial contracts linked to the Underlying Stock. However, Sidley Austin llp has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute contingent income-bearing single financial contracts linked to the Underlying Stock for U.S. federal income tax purposes. If the notes do not constitute contingent income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the Underlying Stock and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying Stock is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

If the notes are settled by physical delivery of a number of shares of Underlying Stock at maturity, although no assurances can be provided in this regard, a U.S. Holder may generally expect not to recognize gain or loss upon maturity and any cash payment of accrued contingent payment would be taxed as ordinary income (as described above). However, a U.S. Holder would generally be required to recognize gain or loss, if any, with respect to any cash received in lieu of fractional shares, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to those fractional shares. Any such gain or loss would be treated as capital gain or loss. A U.S. Holder’s tax basis in the shares of Underlying Stock delivered would generally equal its tax basis in the notes. A U.S. Holder’s holding period for the shares of Underlying Stock delivered would begin on the day after the Underlying Stock is received. If a U.S. Holder receives cash instead of Underlying Stock upon maturity, such U.S. Holder will generally be taxed in the same manner as described in the preceding paragraph.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

It is possible that the IRS could assert that a U.S. Holder’s holding period in respect of the notes should end on the applicable Observation Date. In such case, if the applicable Observation Date is not in excess of one year from the original issue date, a U.S. Holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognizes at such time would be treated as short-term capital gain or loss.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any Contingent Coupon Payment) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued Contingent Coupon Payment which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for

183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.